March 3, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Deutsche Mortgage & Asset Receiving Corporation
Registration Statement on Form SF-3
File No. 333-283864

Ladies and Gentlemen:

In accordance with Rule 461 under the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, as Registrant, hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective by 5:00 p.m. (Eastern time) on March 5, 2025, or as soon as practicable thereafter.

Very truly yours,

DEUTSCHE MORTGAGE & ASSET RECEIVING CORPORATION

By:    /s/ Helaine Kaplan

Name:  Helaine Kaplan

Title:     President and Managing Director (Principal Executive Officer)

By:    /s/ Todd Dakan

Name:  Todd Dakan

Title:     Director and Chief Financial Officer

Form SF-3 – Acceleration Request